EXHIBIT 99.1
                                                                    ------------



NEWS RELEASE

May 5, 2004

ARC ENERGY TRUST ANNOUNCES FIRST QUARTER 2004 RESULTS
--------------------------------------------------------------------------------

CALGARY, MAY 5, 2004 (AET.UN AND ARX - TSX) ARC Energy Trust ( "ARC" or "the Trust") announces the results for the first quarter ending March 31, 2004.

                                                                               THREE MONTHS ENDED MARCH 31
                                                                                 2004                2003 (5)
-------------------------------------------------------------------------------------------------------------------
FINANCIAL
($CDN thousands, except per unit and per boe amounts)
Revenue before royalties (5)                                                  205,594               177,917
         Per unit (1)                                                            1.12                  1.35
         Per boe                                                                39.58                 44.61
Cash flow (3)                                                                 108,014               102,506
         Per unit (1)                                                            0.59                  0.78
         Per boe                                                                20.80                 25.70
Net income (6)                                                                 40,122                66,042
         Per unit (1) (6)                                                        0.22                  0.50
Cash distributions                                                             81,215                59,340
         Per unit (1)                                                            0.45                  0.45
Net debt outstanding (4)                                                      284,001               226,583
-------------------------------------------------------------------------------------------------------------------

OPERATING
Production
         Crude oil (bbl/d)                                                     23,663                21,065
         Natural gas (mmcf/d)                                                  174.53                117.31
         Natural gas liquids (bbl/d)                                            4,323                 3,696
         Total (boe/d)                                                         57,075                44,313
Average prices  (5)
         Crude oil ($/bbl)                                                      40.41                 40.92
         Natural gas ($/mcf)                                                     6.64                  8.16
         Natural gas liquids ($/bbl)                                            32.30                 39.99
         Oil equivalent ($/boe)                                                 39.58                 44.61
-------------------------------------------------------------------------------------------------------------------

TRUST UNITS
(thousands)
Units outstanding, end of period                                              180,951               136,187
Units issuable for exchangeable shares                                          3,029                 3,051
Total units outstanding and issuable for exchangeable shares, end of period   183,980               139,239
Weighted average units (2)                                                    183,314               131,379
-------------------------------------------------------------------------------------------------------------------

TRUST UNIT TRADING STATISTICS
($CDN, except volumes) based on intra-day trading
High                                                                            15.74                 12.34
Low                                                                             13.50                 10.89
Close                                                                           15.64                 11.59
-------------------------------------------------------------------------------------------------------------------
Average daily volume                                                          501,643               313,161

(1) Per unit amounts (with the exception of per unit distributions) are based on weighted average units.

(2)  Includes exchangeable shares converted at the end of period exchange ratio.

(3) Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

(4) The 2004 net debt outstanding excludes unrealized commodity and foreign exchange contracts asset and liability, $6.6 million and $37.7 million, respectively and the deferred hedge loss and deferred commodity and foreign currency contracts, $7.5 million and $2.5 million respectively.

(5) 2003 prices and revenue have been reclassified to reflect prices prior to transportation charges in accordance with CICA section 1100 that was implemented on January 1, 2004.

(6) Net income and net income per unit for 2003 have been restated for the adoption of new accounting standards for asset retirement obligations and stock based compensation. See Note 2 of the unaudited interim consolidated financial statements for details of the restatement.

--------------------------------------------------------------------------------
F I R S T   Q U A R T E R   H I G H L I G H T S
--------------------------------------------------------------------------------


o First quarter production averaged 57,075 boe/d compared to 44,313 boe/d in the first quarter of 2003. Production increased due to the acquisition of Star Oil and Gas Ltd. in 2003 and the results of ARC's winter 2003 drilling program.

o ARC realized cash flow of $108 million compared to $102.5 million in first quarter 2003.

o The Trust declared distributions of $81.2 million ($0.45 per unit) representing a payout ratio of 75 per cent with the remainder of cash flow directed toward funding a portion of ARC's internal development program.

o Operating costs per boe decreased 11 per cent to $6.45 per boe in first quarter of 2004 from $7.26 per boe in the first quarter of 2003. The decrease was attributable to the divestment of 3,700 boe/d of higher cost properties in 2003, higher natural gas weighting of ARC's production and lower well service and work-over activity in the first quarter of 2004. The Trust is on track for total year operating costs of approximately $7.00 to $7.15 per boe taking into account the seasonal nature of expenditures.

o On April 27, the Trust completed the issuance of US$125 million of long-term debt by means of a private placement to a number of U.S. financial institutions. The notes were entered in two tranches, one tranche of US$62.5 million 10 year senior notes with a 7.5 year average life repayable in years 2008 through 2014, issued 85 basis points ("bps") above U.S. treasuries for an all in interest rate of 4.62 per cent. The second tranche of US$62.5 million 12 year senior notes was issued with a 10 year average life repayable in years 2009 through 2016, issued 95 bps above U.S treasuries resulting in an interest rate of 5.10 per cent. The proceeds from the issuance of the notes were used to repay bank indebtedness.

o Subsequent to the first quarter of 2004, ARC entered into agreements to dispose of certain non-core, high operating cost properties for total consideration of approximately $56 million. These properties included production of approximately 1,800 boe/d and proved plus probable reserves of 9.2 million boe.

o ARC's foreign ownership level currently stands at approximately 22 per cent.



2   ARC Energy Trust

--------------------------------------------------------------------------------
M A N A G E M E N T ' S    D I S C U S S I O N   A N D   A N A L Y S I S
--------------------------------------------------------------------------------


Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2004 and the audited consolidated financial statements and MD&A for the year-ended December 31, 2003.

This MD&A was written on April 29, 2004.

Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles, ("GAAP") and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this MD&A are based on cash flow before changes in non-cash working capital.

Management uses certain key performance indicators ("KPI's") and industry benchmarks such as operating netbacks ("netbacks") and total capitalization to analyze financial and operating performance. These KPI's and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of ARC. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, including the business risks discussed in the MD&A as at and for the year ended December 31, 2003, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

HIGHLIGHTS
CDN$ Millions, except per unit and volume data                        Q1 2004              Q1 2003(1)
-------------------------------------------------------------------------------------------------------
Cash flow from operations (2)                                  $        108.0           $       102.5
Cash flow from operations per unit                             $         0.59           $        0.78
Net income                                                     $         40.1           $        66.0
Net income before non-cash fair value adjustments (3)          $         55.5           $        66.0
Distributions per unit                                         $         0.45           $        0.45
Daily production (boe/d) (4)                                           57,075                  44,313
=======================================================================================================

(1) 2003 net income has been restated for changes in accounting policies relating to asset retirement obligations and stock based compensation.

(2)  Before changes in non-cash working capital.

(3) Net income is after non-cash charges of $15.4 million ($23.6 million net of a future income tax recovery of $8.2 million) relating to fair value adjustments pursuant to hedge accounting.

(4) Reported production amount is based on company interest before royalty burdens.


                                                            ARC Energy Trust   3

o Continued production growth from the Trust's diversified property base resulted in near-record cash flow of $108 million ($0.59 per unit) in the first quarter of 2004 compared to $102.5 million ($0.78 per unit) for the same period of 2003. As a result of the strong cash flow in the quarter, the Trust declared distributions of $81.2 million ($0.45 per unit), funded $25.1 million (44 per cent) of its first quarter capital program with cash flow, and made a $1.7 million contribution to the reclamation fund (including interest earned on the fund).

o Despite increases in the U.S. denominated oil price during the first quarter, the strength of the Canadian dollar relative to the U.S. dollar continued to have a negative impact on revenue in the first quarter of 2004 compared to the first quarter of 2003. Although the U.S. oil price was four per cent higher than the first quarter of 2003, the Canadian denominated oil price decreased by nine per cent as a result of a 15 per cent higher average CDN/USD exchange rate in the first quarter of 2004 compared to the first quarter of 2003.

o On April 27, the Trust completed the issuance of USD$125 million of notes by means of a private placement. The proceeds from issuance of the notes were used to repay bank indebtedness.

o Subsequent to the first quarter of 2004, the Trust entered into agreements to dispose of certain properties for total consideration of approximately $56 million. The disposition of these properties will enable the Trust to focus on development opportunities in its core areas. The transactions are expected to close in the second quarter.

o Net income of $40.1 million included a $15.4 million non-cash after tax loss ($23.6 million before future income tax recovery of $8.2 million) relating to commodity and foreign exchange contracts under new hedge accounting. Net income before the non-cash charges relating to hedge accounting was $55.5 million ($0.30 per unit).


NEW ACCOUNTING POLICIES IMPACTING FIRST QUARTER RESULTS

In the first quarter of 2004, the Trust implemented the following new accounting policies and instruments pursuant to requirements of the Canadian Institute of Chartered Accountants ("CICA") and national securities regulators. The implementation of these new policies impacted the financial results for the first quarter of 2004 and comparative results for the first quarter of 2003 as follows:

     HEDGE ACCOUNTING - In December 2001, the CICA issued Accounting Guideline 13 "Hedging Relationships" and EIC-128 "Accounting for Trading, Speculative, or Non-Hedging Derivative Financial Instruments" that deals with the identification, designation, documentation and measurement of effectiveness of hedging relationships for the purposes of applying hedge accounting. Accounting Guideline 13 ("AcG-13") is intended to harmonize Canadian GAAP with SFAS No.133 "Accounting for Derivatives Instruments and Hedging Activities". AcG-13 is effective for fiscal years beginning on or after July 1, 2003 and upon implementation of AcG-13, accounting in accordance with EIC-128 is required.


4   ARC Energy Trust

     The Trust implemented AcG-13 in the first quarter of 2004 along with accounting in accordance with EIC-128. As a result, certain of the Trust's derivative contracts were designated as effective hedges for accounting purposes at January 1, 2004. Commodity and foreign currency contracts that were designated as effective hedges continue to be accounted for in the same manner as in previous periods whereby realized gains and losses on effective hedges are netted against the item to which they relate in the statement of income. Commodity and foreign currency contracts that were not designated as effective hedges for accounting purposes are subject to fair value accounting in accordance with EIC-128 which requires that changes in the fair value of these derivative contracts be reported as income or expense in each reporting period. The income or expense relating to the change in fair value of the derivative contracts is a non-cash (unrealized) expense that has no impact on cash flow but may result in significant fluctuations in net income due to volatility in the underlying market commodity prices and foreign exchange rates.

     Prior to implementation of AcG-13 and EIC-128, the Trust accounted for all derivative contracts as effective hedges whereby realized gains and losses on such contracts were included in the statement of income within the corresponding item to which the hedge pertained. Following implementation, realized and unrealized gains and losses on derivative contracts that do not qualify as effective hedges are reported as a separate expense in the statement of income. In accordance with the transitional provisions of AcG-13 and EIC-128, this new guideline has been applied prospectively whereby prior periods have not been restated.

     As an example of a commodity derivative contract, the Trust enters into oil and natural gas put options as part of its commodity risk management portfolio. The Trust considers such a transaction to be an effective economic hedge as it reduces exposure to decreases in commodity prices that would adversely impact cash flow. Per new hedge accounting requirements, this transaction does not qualify as an effective accounting hedge and therefore is subject to fair value accounting.

     As a result of implementation of this new standard, net income for the first quarter of 2004 decreased by $15.4 million ($23.6 million before a future income tax recovery of $8.2 million). The entire $15.4 million decrease in net income was the result of non-cash losses due to changes in the fair value of the contracts. On initial implementation of this standard on January 1, 2004, the Trust recorded an opening deferred charge of $14.6 million equal to the fair value of derivative contracts at that time. The deferred charge is being amortized to earnings over the life of the respective contracts in place at January 1, 2004. In the first quarter of 2004, $7.1 million of the deferred charge was expensed. The Trust recorded a derivative asset of $6.6 million and a derivative liability of $37.7 million for the fair value of the derivative contracts as at March 31, 2004 (nil impact on 2003). There was no impact on cash flow as a result of implementing this new standard.

     TRANSPORTATION COSTS - Effective in 2004, the Trust revised its presentation of transportation costs in accordance with CICA Handbook
     Section 1100 "Generally Accepted Accounting Principles". As a result, revenue has been presented prior to transportation costs and a separate expense for transportation costs has been presented in the statement of income. The Trust has reclassified previously reported amounts to be


                                                            ARC Energy Trust   5
     consistent with the presentation under this new policy. Revenue and transportation costs both increased by $3.8 million and $1.3 million in the first quarters of 2004 and 2003, respectively, as a result of this new policy. There was no impact on net income or cash flow in the first quarter of 2004 nor did it impact restated net income or cash flow for the first quarter of 2003.

     CONTINUOUS DISCLOSURE OBLIGATIONS - Effective March 31, 2004, the Trust and all reporting issuers in Canada are subject to new disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations" ("NI 51-102"). This new instrument is effective for fiscal years beginning on or after January 1, 2004. The instrument proposes shorter reporting periods for filing of annual and interim financial statements, MD&A and the Annual Information Form ("AIF"). The instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIF. Under this new instrument, it will no longer be mandatory for the Trust to mail annual and interim financial statements and MD&A to unitholders, but rather these documents will be provided on an "as requested" basis. The Trust implemented this new instrument in the first quarter of 2004 which resulted in enhanced MD&A and Financial Statement disclosure along with shorter reporting and filing deadlines for the first quarter of 2004.


PRODUCTION

Production volumes averaged 57,075 boe/d for the first quarter of 2004, a 29 per cent increase over the 44,313 boe/d produced in the first quarter of 2003. The increase in production was primarily attributed to the acquisition of Star Oil & Gas Ltd. ("Star") in the second quarter of 2003 and the results of the Trust's winter drilling program.

First quarter production of 57,075 boe/d was one per cent higher than exit 2003 production of approximately 56,500 boe/d. First quarter average production includes approximately 1,200 boe/d of capital development production that came on stream during the quarter. The incremental production was partially offset by natural production declines on existing properties.

During the first quarter of 2004, the Trust drilled 21 net wells on operated properties, 11 oil wells and 10 natural gas wells. Five of these wells came on-stream during the quarter at an approximate rate of 850 boe/d and the remaining wells will be tied-in during the second quarter. In addition, wells drilled late in 2003 came on-stream in the first quarter at an approximate rate of 1,100 boe/d.

-------------------------------------------------------------------------------
Production                                 Q1 2004        Q1 2003      % Change
-------------------------------------------------------------------------------
Crude oil (bbl/day)                         23,663         21,065            12
Gas (mcf/day)                              174,534        117,310            49
NGL (bbl/day)                                4,323          3,696            17
-------------------------------------------------------------------------------
TOTAL PRODUCTION (BOE/D)                    57,075         44,313            29
-------------------------------------------------------------------------------

Natural gas production increased to 175 Mmcf per day in the first quarter of 2004, an increase of 49 per cent from the first quarter of 2003. Natural gas production comprised approximately 51 per cent of the Trust's production portfolio compared to 44 per cent in the comparative period of 2003.


6   ARC Energy Trust

-------------------------------------------------------------------------------
Production split (per cent)                       Q1 2004               Q1 2003
-------------------------------------------------------------------------------
Crude oil and NGL's                                    49                    56
Natural gas                                            51                    44
-------------------------------------------------------------------------------
TOTAL PER CENT                                        100                   100
===============================================================================

Northern Alberta and British Columbia is the largest of the Trust's five core areas, accounting for 32 per cent of the Trust's first quarter production. No one property comprised more than seven per cent of total production. This diversification of production minimizes the risk that operating problems at a specific property will materially impact the Trust.

The following table summarizes the Trust's production and reserves by core area and for the first quarter of 2004:

--------------------------------------------------------------------------------------------------------------
                                            Q1 2004            January 1, 2004          % of
                                          Production        Proved plus probable         Total        RLI (3)
Core areas (1)                              Mboe/d           reserves Mmboe (2)        reserves        years
--------------------------------------------------------------------------------------------------------------
Northern AB & BC                             18.4                   85.5                  34.2          12.7
Southeast Sask.                              10.3                   44.6                  17.9          11.9
Southeast AB & Southwest Sask.               10.9                   51.0                  20.4          12.8
Central AB                                   10.5                   30.7                  12.3           8.0
Pembina                                       7.0                   37.9                  15.2          14.8
--------------------------------------------------------------------------------------------------------------
Total                                        57.1                  249.7                 100.0          12.0
==============================================================================================================

(1) Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan.

(2) Proved plus probable reserves are calculated in accordance with NI 51-101 and represent company interest reserves before royalty burdens.

(3) RLI is calculated based on reserves divided by first quarter 2004 average production.


COMMODITY PRICES AND HEDGING

-------------------------------------------------------------------------------
BENCHMARK PRICES                         Q1 2004          Q1 2003     % Change
-------------------------------------------------------------------------------
AECO gas ($/mcf) (1)                     $  6.60          $  7.95          (17)
WTI oil (U.S.$/bbl) (2)                  $ 35.16          $ 33.80            4
CDN/USD foreign exchange rate              0.759            0.662           15
WTI oil (CDN$/bbl)                       $ 46.32          $ 51.04           (9)
-------------------------------------------------------------------------------

(1)  Represents the AECO monthly posting.

(2)  WTI represents West Texas Intermediate posting as denominated in US$.


ARC's realized price decreased to $39.58 per boe in the first quarter of 2004 compared to $44.61 per boe in the first quarter of 2003. The realized prices prior to any hedging activities decreased 17 per cent to $39.58 per boe from $47.53 per boe from the first quarter of 2003. The first quarter 2003 realized price includes a hedging loss of $11.6 million ($2.92 per boe) of which $11 million ($5.83 per barrel of oil) was netted against oil revenue and $0.6 million ($0.06 per mcf of gas) was netted against gas revenue. There were no corresponding hedging gains or losses included in the first quarter 2004 price of $39.58 per boe as a result of new presentation under hedge accounting effective January 1, 2004.



                                                            ARC Energy Trust   7

--------------------------------------------------------------------------------
ARC REALIZED PRICES (1)                     Q1 2004      Q1 2003 (2)   % Change
--------------------------------------------------------------------------------
Oil ($ per bbl)                             $ 40.41          $ 40.92         (1)
Natural gas ($/mcf)                            6.64             8.16        (19)
NGL's ($/bbl)                                 32.30            39.99        (19)
--------------------------------------------------------------------------------
Total commodity revenue ($/boe)             $ 39.52          $ 44.38        (11)
Other revenue ($/boe)                          0.06             0.23        (74)
--------------------------------------------------------------------------------
TOTAL REVENUE ($/BOE)                       $ 39.58          $ 44.61        (11)
--------------------------------------------------------------------------------
TOTAL REVENUE BEFORE HEDGING ($/BOE)        $ 39.58          $ 47.53        (17)
--------------------------------------------------------------------------------

(1) 2004 revenue and prices as reported above are prior to hedging gains and losses. All gains and losses on 2004 contracts are included in " loss on commodity and foreign currency contracts" in the statement of income as these contracts have not been designated as accounting hedges. 2003 reported prices are net of hedging gains and losses.

(2) 2003 prices have been reclassified to reflect prices prior to transportation costs.

The Canadian denominated oil price received by ARC and other Canadian energy companies was negatively impacted by the continued strength of the CDN/USD exchange rate. Despite the four per cent increase in the USD WTI oil price in the first quarter of 2004 relative to the first quarter of 2003, the Canadian denominated oil price received by the Trust decreased by nine per cent to $46.32 per barrel in the first quarter of 2004 compared to $51.04 per barrel in the first quarter of 2003. The Trust's realized oil price decreased by one per cent to $40.41 per barrel in the first quarter of 2004 compared to $40.92 per barrel in the first quarter of 2003.

Alberta AECO Hub prices were $6.60 per mcf and $7.95 per mcf for the first quarters of 2004 and 2003, respectively, representing a decrease of 17 per cent. ARC's realized gas price decreased by 19 per cent to $6.64 per mcf in the first quarter of 2004 from $8.16 per mcf in the first quarter of 2003.

The Trust has entered into foreign currency hedging contracts to somewhat mitigate the impact that fluctuations in the CDN/USD exchange rate have on cash flow. In addition, certain of the Trust's transactions are denominated in U.S. dollars that partially offset the negative impact of CDN/USD exchange rate fluctuations.

Reported prices reflect field prices net of quality differentials and prior to transportation costs. Commencing in 2004, the Trust has reclassified the presentation of revenue to reflect revenue and prices prior to transportation charges. Prices reported in 2003 have been reclassified to reflect the same presentation.

RISK MANAGEMENT AND HEDGING ACTIVITIES

The Trust uses a variety of commodity and foreign currency contracts including fixed price swaps, collared contracts, max payouts and three-way collars to manage the Trust's exposure to fluctuations in commodity prices and foreign exchange rates. The Trust considers these contracts to be effective economic hedges.

The Trust's commodity and foreign currency contract portfolio is undertaken with financially sound counterparties to reduce the Trust's exposure to credit risk. The Trust does not enter into contracts directly but facilitates such contracts through an approved counterparty such as a Chartered Bank. All contracts require approval of the Trust's Risk Management Committee prior to execution.


8   ARC Energy Trust

Following is a summary of contracts in place for the first quarter of 2004 and the remainder of the contract period as at March 31, 2004:

---------------------------------------------------------------------------------------------------------------
                                                     Q1 2004                       Remaining Contract Term (3)
                                             Total              Average                Total            Average
                                          Contract       Contract Price             Contract     Contract Price
                                         Volume(2)              CDN$(1)            Volume(2)            CDN$(1)
---------------------------------------------------------------------------------------------------------------
Oil (bbls)                               1,395,000           $    35.90            5,125,000         $    38.90
Natural gas (mcf)                        2,565,000                 6.40            4,038,000               6.00
---------------------------------------------------------------------------------------------------------------
     Total boe                           1,822,500                36.50            5,800,000              38.60
Foreign currency (sell US$) (4)    US$45.1 Million                 0.74       US$100 Million               0.74
Electricity (MW/h)                          10,920                63.00              295,800              63.00
===============================================================================================================

(1) Contracts denominated in US$ have been converted to the CDN$ equivalent at the period end foreign exchange rate. Prices represent average prices as of March 31, 2004.

(2) Volumes represent total volume for oil and natural gas and total megawatts for electricity for the first quarter of 2004.

(3) The amounts presented for the remaining contract period represent contracts in place for commodity contracts to June 2005 and for electricity until 2010.

(4) Average volume for foreign currency contracts represents the monthly average US$ sell amount.

For the first quarter of 2004, the Trust had contracts in place for approximately 65 per cent of oil production and 41 per cent of natural gas production. For the remainder of 2004, the Trust has contracts in place for 3,665,000 barrels of oil (13,300 barrels per day) at an average price of $39.40 per barrel, 4,112,000 mcf of gas (15,000 mcf per day) at an average price of $6.10 per mcf, foreign exchange contracts to sell US$100 million at an average exchange rate of $0.74, and an electricity contract for 5 MW/h at a fixed price of $63 per MW/h. The Trust's oil contracts are based on the WTI index and the majority of the Trust's natural gas contracts are based on the AECO monthly index.

REVENUE

Revenue increased to $205.6 million in the first quarter of 2004 compared to $177.9 million in the same period of 2003. Higher production volumes as a result of the acquisition of Star more than offset the lower commodity prices to arrive at higher revenue in the first quarter of 2004 relative to 2003. In addition, revenue in the first quarter of 2003 was reduced by hedging losses of $11.6 million ($2.92 per boe). Hedging losses in 2004 have been presented as an expense in the statement of income rather than being netted against revenue.



                                                            ARC Energy Trust   9

A breakdown of revenue is as follows:

-------------------------------------------------------------------------------
Revenue ($ thousands)               Q1 2004       Q1 2003 (1) (2)     % Change
-------------------------------------------------------------------------------
Oil revenue                     $    87,025           $   77,573            12
Natural gas revenue                 105,536               86,112            23
NGL's revenue                        12,708               13,304           (4)
-------------------------------------------------------------------------------
Total commodity revenue         $   205,269           $  176,989            16
Other revenue                           325                  928          (65)
-------------------------------------------------------------------------------
Total revenue                   $   205,594           $  177,917            16
===============================================================================

(1) 2003 revenue has been reclassified to reflect revenue prior to transportation costs. Revenue and transportation both increased by $1.3 million in the first quarter of 2003 as a result of the reclassification.

(2) Included in 2003 revenue are cash hedging losses of $13.1 million ($3.28 per boe) and non-cash hedging gains of $1.4 million ($0.35 per boe). There are no hedging gains or losses in the reported 2004 revenue amounts. Gains and losses on hedging contracts in 2004 have been reported separately in the statement of income.


GAIN OR LOSS ON COMMODITY AND FOREIGN EXCHANGE CONTRACTS

Gain or loss on commodity and foreign exchange contracts is comprised of realized and unrealized gains or losses on commodity and foreign currency contracts that do not meet the requirements of an effective accounting hedge, even though the Trust considers all commodity and foreign currency contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate expense in the statement of income.

The Trust recorded a loss on commodity and foreign exchange contracts of $34.8 million ($6.69 per boe) in the first quarter of 2004. This consisted of a realized (cash) loss of $13.6 million ($2.61 per boe), an unrealized (non-cash) fair value loss of $23.6 million ($4.07 per boe over the remaining contracted volume), and a non-cash gain of $2.4 million ($0.46 per boe). The unrealized loss on commodity and foreign currency contracts of $16.5 million reflects the change in the fair value of commodity and foreign exchange contracts from January 1, 2004 to March 31, 2004.

In 2003, there were no unrealized gains or losses on commodity and foreign currency contracts, as all contracts were deemed to be effective accounting hedges up to December 31, 2003. Realized cash and non-cash hedging losses of $11.6 million ($2.92 per boe) on commodity and foreign currency contracts in the first quarter of 2003 were net against revenue.




10   ARC Energy Trust

Following is a summary of realized and unrealized gains and losses on all commodity and foreign exchange contracts in 2004. Gains and losses on hedge contracts were included in revenue in 2003. The hedge accounting standard does not allow restatement:

--------------------------------------------------------------------------------
COMMODITY AND FOREIGN EXCHANGE CONTRACTS
($ thousands except per BOE amounts)                                       2004
--------------------------------------------------------------------------------

TOTAL CASH LOSS ON CONTRACTS (1)                                        (13,556)
     Per boe (5)                                                     $    (2.61)
--------------------------------------------------------------------------------
NON-CASH GAIN ON CONTRACTS (2)                                            2,414
     Per boe (5)                                                     $     0.46
--------------------------------------------------------------------------------
Non-cash amortization of opening deferred hedge loss (3)                 (7,130)
Unrealized loss on contracts, change in fair value (4)                  (16,475)
--------------------------------------------------------------------------------
TOTAL NON-CASH FAIR VALUE LOSS ON CONTRACTS                             (23,605)
     Per boe (5)                                                     $    (4.07)
--------------------------------------------------------------------------------
TOTAL LOSS ON COMMODITY AND FOREIGN EXCHANGE CONTRACTS                  (34,747)
     Per boe (5)                                                     $    (6.69)
================================================================================

(1) The cash loss on derivative contracts consisted of a cash loss of $12.7 million ($5.90 per barrel of oil) on oil and a cash loss of $0.8 million ($0.05 per mcf of gas) on gas.

(2) Non-cash gain of $2.4 million represents non-cash amortization of deferred commodity and foreign currency contracts.

(3) Represents non-cash amortization of the opening deferred hedge loss of $14.6 million to income over the terms of the contracts in place at January 1, 2004.

(4) The unrealized loss on contracts represents the change in fair value of the contracts from the January 1, 2004 (loss of $14.6 million) to the March 31, 2004 (loss of $31 million).

(5) Per boe amounts were based on quarterly production for the realized cash losses and the non-cash losses. The per boe amount for total fair value loss on contracts was calculated based on the total hedged volume for the remainder of the contract term of 5,800,000 boe.


OPERATING NETBACKS

The Trust's operating netback decreased 18 per cent to $22.78 per boe in the first quarter of 2004 compared to $27.89 per boe in the first quarter of 2003. The decrease is primarily the result of lower commodity prices in the first quarter of 2004 whereby the Canadian denominated WTI decreased by nine per cent and the AECO monthly posting decreased by 17 per cent compared to the corresponding period of 2003. The decreases in commodity prices were somewhat offset by a 18 per cent reduction in per boe royalties and an 11 per cent reduction in per boe operating costs, respectively, in the first quarter of 2004.

In the first quarter of 2003, the netback was reduced by $2.15 per boe for cash and non-cash losses on commodity and foreign exchange contracts. Fair value losses on commodity and foreign exchange contracts of $23.6 million in the first quarter of 2004 were not recorded as a reduction of the netback.




                                                           ARC Energy Trust   11

The components of operating netbacks are shown below:

--------------------------------------------------------------------------------------------------------------
Netback Q1 2004                                                     Oil          Gas          NGL       Total
--------------------------------------------------------------------------------------------------------------
                                                                 ($/bbl)      ($/mcf)      ($/boe)      ($/boe)
Market price (1)                                                  40.41         6.64        32.30        39.52
Realized loss on commodity and foreign currency contracts (2)     (5.26)        0.01            -        (2.15)
--------------------------------------------------------------------------------------------------------------
Selling price                                                     35.15         6.65        32.30        37.37
Other revenue                                                         -            -            -         0.06
Royalties                                                         (7.49)       (1.20)       (9.03)       (7.46)
Transportation (1)                                                (0.23)       (0.21)           -        (0.74)
Operating costs (4)                                               (7.47)       (0.95)       (5.81)       (6.45)
--------------------------------------------------------------------------------------------------------------
Netback                                                           19.96         4.29        17.46        22.78
==============================================================================================================
Commodity revenue subject to royalties (3)                        40.18         6.43        32.30        38.78
Royalties as a percentage of revenue (per cent)                    18.6         18.7         28.0         19.2
==============================================================================================================

Netback Q1 2003                                                     Oil          Gas          NGL        Total
                                                                ($/bbl)      ($/mcf)      ($/boe)      ($/boe)
--------------------------------------------------------------------------------------------------------------
Market price (1)                                                  46.75         8.22        39.99        47.30
Realized loss on commodity and foreign currency contracts (2)     (5.83)       (0.06)           -        (2.92)
--------------------------------------------------------------------------------------------------------------
Selling price                                                     40.92         8.16        39.99        44.38
Other revenue                                                         -            -            -         0.23
Royalties                                                         (8.96)       (1.54       (9.45)        (9.14)
Transportation (1)                                                (0.05)       (0.11)           -        (0.32)
Operating costs (4)                                               (8.41)       (1.00)       (7.27)       (7.26)
--------------------------------------------------------------------------------------------------------------
Netback                                                           23.50         5.51        23.27        27.89
==============================================================================================================
Commodity revenue subject to royalties (3)                        46.70         8.11        39.99        46.98
Royalties as a percentage of revenue (per cent)                    19.2         19.0         23.6         19.5
==============================================================================================================

(1) 2003 revenue and transportation costs have been reclassified to reflect revenue prior to transportation costs. Previously, revenue was presented net of transportation costs. This reclassification did not impact the netback.

(2) Excludes fair value losses of $23.6 million on commodity and foreign currency contracts.

(3) Based on commodity field price before hedging and net of transportation costs.

(4) Operating expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil, natural gas and natural gas liquids production.

Royalties decreased to $7.46 per boe in the first quarter of 2004 compared to $9.14 per boe in 2003. Royalties are calculated and paid based on commodity revenue net of associated transportation costs and before any commodity hedging gains or losses. Royalties as a percentage of pre-hedged commodity revenue net of transportation costs decreased slightly to 19.2 per cent for the first quarter of 2004 compared to 19.5 per cent for the same period in 2003. The decline in royalty rate is attributed to the lower commodity price environment in the first quarter of 2004 relative to the same period in 2003.

Operating costs, net of processing income, increased in total to $33.5 million in the first quarter of 2004 from $29 million for the same period in 2003. The 16 per cent increase in the dollar amount of operating costs was primarily due to a 29 per cent increase in production volumes attributed to the acquisition of Star and development activities throughout 2003 and 2004. Operating costs per boe decreased by 11 per cent to $6.45 per boe in the first quarter of 2004 from $7.26 per boe in the first quarter of 2003. The decrease in per boe operating costs was attributed to the divestment of 3,700 boe-per-day of higher cost properties in the third quarter of 2003, the higher natural gas weighting of the Trust's production following the Star acquisition, and lower well service and work-over activity in the first quarter of 2004 relative to the first quarter of 2003. In addition, cost adjustments



12   ARC Energy Trust
on ARC's non-operated properties for pre-2003 production periods negatively impacted the Trust's operating costs in the first quarter of 2003.

Due to the cyclical nature of operating costs, the Trust expects operating costs to increase in the second and third quarters of 2004 due to the increase in planned well service and work-over activity. ARC continues to closely manage and monitor costs on operated and non-operated properties to maximize the cost-effectiveness of the Trust's operations while maintaining field safety as its number one priority.

ARC expects 2004 operating costs of approximately $7.00 to $7.15 per boe for the year incorporating the impact of the pending property divestiture that is expected to close in the second quarter.

Effective for 2004, ARC's transportation costs have been presented as an expense in the statement of income whereas previously they were recorded as a reduction of revenue. For comparative purposes, 2003 amounts have been reclassified. Transportation costs as presented in the statement of income are defined by the point of legal transfer of the product. Transportation costs are dependent upon sales markets where product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. For gas production, legal title transfers at the intersection of major pipelines (referred to as "the Hub") whereas the majority of ARC's oil production is sold at the wellhead. Consequently, there are higher transportation costs incurred with gas production due to the distance from the wellhead to the Hub where legal title is passed.

Transportation costs increased from $0.32 per boe in the first quarter of 2003 to $0.74 per boe in the first quarter of 2004. The increase in ARC's transportation costs per boe is due to a higher proportion of natural gas production and a higher volume of gas being transported for sale at Hubs in eastern Canada and the United States. Natural gas sold at these points incurs higher transportation costs but also typically yields a higher sales price.

GENERAL AND ADMINISTRATIVE EXPENSES AND NON-CASH TRUST UNIT INCENTIVE
COMPENSATION

General and administrative expenses ("G&A"), net of overhead recoveries on operated properties, increased 22 per cent in the first quarter of 2004 to $4.9 million ($0.94 per boe) from $4 million ($1.01 per boe) in the first quarter of 2003. In the first quarter of 2004 a non-cash expense of $2.8 million ($0.55 per boe) has been recorded for the value of rights given to officers, directors, employees and contract employees under the Trust Unit Incentive Rights Plan.

The decrease in cash G&A expenses per boe was attributed to higher operating recoveries per boe due to the significant increase in capital and field operating activity in 2004 relative to 2003. Operating recoveries are charged to partners on capital projects and field operations operated by ARC. The recoveries are recorded as a reduction of G&A expenses as they represent a recovery of administrative costs incurred by ARC on behalf of partners for joint working interest projects.


                                                           ARC Energy Trust   13

The $2.8 million value of the rights is determined based on the rights outstanding that are subject to valuation and the market price of the trust units. Of the 4.2 million rights outstanding under the plan, only the three million rights that were issued on or after January 1, 2003, are subject to valuation and expense. Given the record high trust unit price at March 31, 2004 of $15.64, the value of the rights increased significantly in the first quarter of 2004. There was no expense associated with rights in the first quarter of 2003.

----------------------------------------------------------------------------------------------------------------
                                                                     Q1 2004                     Q1 2003
G&A and Trust Unit Incentive Compensation Expense           $ MILLIONS     $ PER BOE   $ millions     $ per Boe
----------------------------------------------------------------------------------------------------------------
Cash G&A expenses                                            $     7.4      $   1.42      $    5.5      $  1.38
Operating recoveries                                         $    (2.5)     $  (0.48)     $   (1.5)     $ (0.37)
----------------------------------------------------------------------------------------------------------------
Total cash G&A expenses                                      $     4.9      $   0.94      $    4.0      $  1.01
Non-cash trust unit incentive compensation                   $     2.8      $   0.55      $      -      $     -
----------------------------------------------------------------------------------------------------------------
Total G&A and compensation expenses                          $     7.7      $   1.49      $    4.0      $  1.01
================================================================================================================

The Trust expects 2004 G&A costs excluding non-cash G&A to increase slightly in 2004 to approximately $1.05 - $1.10 per boe for the year with the introduction of a new Long-Term Incentive Plan.


INTEREST EXPENSE

Interest expense decreased to $2.6 million in the first quarter of 2004 from $3.8 million in the first quarter of 2003. The Trust's effective interest rate decreased to 4.5 per cent in the first quarter 2004 compared to 5.6 per cent in the corresponding period of 2003. The reduction in the average prime interest rate to 4.2 per cent in the first quarter of 2004 from 4.6 per cent in the first quarter of 2003 contributed to the lower interest as the Trust's variable rate debt is indexed to the prime rate. The decrease in the Trust's weighting of fixed rate debt in proportion to total debt outstanding also resulted in lower interest expense as the fixed rate debt carries a higher proportionate rate of interest at 6.6 per cent compared to 3.1 per cent on the Trust's short term variable rate debt. The Trust's variable rate debt consists primarily of short term bankers' acceptances that are issued at a discount to the prime interest rate.

                                                     MARCH 31,     December 31,
Interest expense ($ Millions except per cent)             2004             2003
--------------------------------------------------------------------------------
Period end debt balance (1)                           $  245.2        $   232.4
     Fixed rate debt                                      85.2             84.0
     Floating rate debt                                  160.0            148.4
--------------------------------------------------------------------------------
Period end prime interest rate                            4.0%             4.5%
--------------------------------------------------------------------------------
Period average prime interest rate                        4.2%             4.6%
--------------------------------------------------------------------------------
ARC's effective interest rate                             4.5%             5.6%
--------------------------------------------------------------------------------

(1)  Includes both long-term and current portions of debt.


FOREIGN EXCHANGE GAINS AND LOSSES

For the first quarter of 2004, the Trust recorded a loss of $0.7 million ($0.13 per boe) on foreign exchange transactions compared to a gain of $7.5 million ($1.88 per boe) in the first quarter of 2003. Included in this amount is a realized gain of $0.2 million on U.S. denominated transactions such as interest payments, hedging settlements, revenue receipts and unitholder payments. In addition, an unrealized foreign exchange loss of $0.9 million is included in this amount and relates to the impact of changes in foreign exchange rates on U.S.


14   ARC Energy Trust
denominated debt balances. The relative stability of the Canadian dollar in 2004 compared to 2003 resulted in the significant change in the unrealized foreign exchange gain/loss from 2003. The unrealized gain/loss impacts net income but does not impact cash flow as it is a non-cash amount.

Following is a breakdown of the total foreign exchange gain (loss):

---------------------------------------------------------------------------------------------
Foreign exchange gain (loss) ($ thousands except per boe)           Q1 2004          Q1 2003
---------------------------------------------------------------------------------------------
Unrealized gain (loss) on U.S. denominated debt                 $     (943)       $    7,402
REALIZED GAIN ON U.S. DENOMINATED TRANSACTIONS                          243               93
TOTAL FOREIGN EXCHANGE GAIN (LOSS)                              $     (700)       $    7,495
---------------------------------------------------------------------------------------------
TOTAL FOREIGN EXCHANGE GAIN (LOSS) PER BOE                      $    (0.13)       $     1.88
---------------------------------------------------------------------------------------------


TAXES

Capital taxes paid or payable by ARC, based on debt and equity levels at the end of the year, amounted to $0.7 million in the first quarter of 2004 compared to $0.1 million in the first quarter of 2003. The increase in 2004 capital taxes was attributed to the higher taxable capital base as a result of the Star acquisition as well as a lower installment base for the first quarter of 2003 due to prior year excess installments having been made.

In the first quarter of 2004, a future income tax recovery of $15.7 million was included in income compared to a $3.3 million expense in the first quarter of 2003. Included in the $15.7 million future income tax recovery for the first quarter of 2004 is a $3.2 million recovery due to the change in Alberta corporate income tax rates and recovery of $8.2 million due to the net derivative liability recorded on the balance sheet at March 31, 2004 pursuant to hedge accounting.

In the first quarter of 2004, the Alberta government passed legislation to reduce provincial corporate income tax rates to 11.5 per cent from 12.5 per cent effective April 1, 2004. ARC's expected future income tax rate incorporating this rate reduction is approximately 35 per cent compared to the current year rate of approximately 39 per cent applicable to the 2004 tax year.

In the Trust's structure, payments are made between ARC Resources and the Trust, transferring both income and future tax liability to the unitholders. At the current time, ARC does not anticipate any cash taxes will be paid by ARC Resources.

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION

The depletion, depreciation and accretion ("DD&A") rate increased to $11.29 per boe in the first quarter of 2004 from $10.40 per boe in the first quarter of 2003. The increase in the DD&A rate from the first quarter of 2003 to the first quarter of 2004 is primarily due to the acquisition of Star on April 16, 2003. As a result of the Star acquisition, the depletable base increased in total by approximately $882 million consisting of an increase in the PP&E balance of $794 million for the fair value of the acquired assets and an increase of $88 million for the incremental future development costs net of undeveloped land value and salvage values of the acquired assets.



                                                           ARC Energy Trust   15

A breakdown of the DD&A rate is a follows:

-------------------------------------------------------------------------------
DD&A RATE ($ THOUSANDS EXCEPT PER BOE AMOUNTS)         Q1 2004          Q1 2003
-------------------------------------------------------------------------------
Depletion of oil & gas assets (1)                    $  57,445        $  40,922
Accretion of asset retirement obligation (2)             1,167              562
-------------------------------------------------------------------------------
Total DD&A                                           $  58,612        $  41,484
-------------------------------------------------------------------------------
DD&A Rate per boe                                    $   11.29        $   10.40

(1) Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the property, plant and equipment ("PP&E") balance and is being depleted over the life of the reserves.

(2) Represents the accretion expense on the asset retirement obligation during the period.

The costs subject to depletion include $41.1 million relating to the capitalized portion of the asset retirement obligation in the first quarter of 2004 compared to $26.7 million in the first quarter of 2003. The retroactive application of the new accounting policy for asset retirement obligations in 2003 required restatement of prior periods, which resulted in a decrease in the first quarter 2003 DD&A rate to $10.40 per boe from the previously reported DD&A rate of $10.72 per boe.

GOODWILL

The goodwill balance of $157.6 million arose as a result of the acquisition of Star and was determined based on the excess of total consideration paid plus the future income tax liability less the fair value of the Star assets.

Accounting standards require that the goodwill balance be assessed for impairment at least annually and if such an impairment exists that it be charged to income in the period in which the impairment occurs. The Trust has determined that there was no goodwill impairment as of March 31, 2004.

CAPITAL EXPENDITURES AND NET ACQUISITIONS

Total capital expenditures, excluding net property and corporate acquisitions, aggregated to $56.6 million in the first quarter of 2004 compared to $22.5 million in the first quarter of 2003. This amount was incurred on drilling and completions, geological, geophysical and facilities expenditures, as ARC continues to develop its asset base. The significant increase in capital expenditures in the first quarter of 2004 relative to 2003 is due to the acquisition of Star which significantly increased the Trust's development opportunities. The high level of capital activity was also influenced by strong commodity prices that enhance the economic benefit of such development projects.

In addition to the capital expenditures, the Trust also completed $1.6 million of net property acquisitions in the first quarter of 2004 compared to $3 million net property acquisitions in the first quarter of 2003.



16   ARC Energy Trust

A breakdown of capital expenditures and net property acquisitions (dispositions) is shown below:

--------------------------------------------------------------------------------
Capital expenditures ($thousands)                            Q1 2004     Q1 2003
--------------------------------------------------------------------------------
Geological and geophysical                               $     2,320    $    998
Drilling and completions                                      37,942      17,037
Plant and facilities                                          15,956       4,204
Other capital                                                    341         224
================================================================================
Total capital expenditures                               $    56,559    $ 22,463
================================================================================
Producing property acquisitions (1)                            1,679       3,000
Producing property dispositions (1)                            (105)           -
--------------------------------------------------------------------------------
Total capital expenditures and net
   property acquisitions                                 $    58,133    $ 25,463
================================================================================

Total capital expenditures financed with cash flow       $    25,124    $ 22,463
Total capital expenditures financed with debt & equity   $    33,009    $  3,000
================================================================================

(1)  Value is net of post-closing adjustments.


ARC estimates 2004 capital expenditures, excluding net property acquisitions, of approximately $175 million. The Trust intends to withhold approximately 20 per cent of 2004 cash flow to fund the 2004 capital expenditure program with the remainder to be funded with debt.

ASSET RETIREMENT OBLIGATION AND RECLAMATION FUND

At March 31, 2004, the Trust had recorded an asset retirement obligation of $66.9 million for future abandonment and reclamation of the Trust's properties. The asset retirement obligation increased by $1.2 million and was reduced by $0.9 million for accretion expense and actual abandonment expenditures, respectively, in the first quarter of 2004. The Trust did not record a gain or loss on actual abandonment expenditures incurred in the first quarter of 2004 as the costs incurred closely approximated the liability value included in the asset retirement obligation.

Previously reported amounts for the period ended March 31, 2003, have been restated for the impact of the change in accounting policy for asset retirement obligation that was implemented in 2003 and required retroactive application with restatement of prior periods.

ARC contributed $1.5 million cash to its reclamation fund ($1 million in the first quarter of 2003) and earned $0.2 million of interest income during the first quarter of 2004 ($0.1 million in the first quarter of 2003). At March 31, 2004, there was a fund balance of $18.9 million. This fund, invested in money market instruments, is established to provide for future abandonment and reclamation liabilities. Future contributions are currently set at approximately $6 million per year ($1.5 million per quarter) in order to provide for the total estimated future abandonment and reclamation costs.



                                                             ARC Energy Trust 17

CAPITALIZATION, FINANCIAL RESOURCES AND LIQUIDITY

A breakdown of the Trust's capital structure is as follows:


---------------------------------------------------------------------------------------------------------------
($thousands except per unit and per cent amounts)                       MARCH 31, 2004        December 31, 2003
---------------------------------------------------------------------------------------------------------------
Long-term debt                                                                 236,622                  223,355
Short-term debt                                                                  9,174                    9,047
Working capital deficit excluding short-term debt (2)                           38,205                   29,669
---------------------------------------------------------------------------------------------------------------
Net debt obligations                                                           284,001                  262,071
Units outstanding and issuable for exchangeable shares (thousands)             183,980                  182,777
Market price at end of period                                                   $15.64                   $14.74
Market value of trust units and exchangeable shares                          2,877,447                2,694,133
Total capitalization (1)                                                     3,161,448                2,956,204
===============================================================================================================
Net debt as a percentage of total capitalization                                    9%                     8.9%
---------------------------------------------------------------------------------------------------------------
Net debt obligations                                                           284,001                  262,071
---------------------------------------------------------------------------------------------------------------
Cash flow                                                                      108,014                  396,180
---------------------------------------------------------------------------------------------------------------
Net debt to annualized cash flow                                                   0.7                      0.7
===============================================================================================================

(1) Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

(2) The 2004 working capital deficit excludes unrealized commodity and foreign exchange contracts asset and liability, $6.6 million and $37.7 million, respectively and the deferred hedge loss and deferred commodity and foreign currency contracts, $7.5 million and $2.5 million respectively.

As at March 31, 2004, the Trust had a working capital deficiency excluding short-term debt, of $64.3 million compared to $29.7 million as at December 31, 2003. The working capital deficit is a result of normal operating conditions in periods when the Trust incurs significant capital expenditures. ARC participated in significant capital projects throughout the first quarter of 2004, resulting in accrued capital expenditures of $32.3 million at March 31, 2004. In addition, as a result of fair value accounting for commodity and foreign currency contracts, the Trust recorded a net current liability of $23.6 million at March 31, 2004. Excluding the Trust's net current liability for commodity and foreign currency contracts the working capital deficit excluding short term debt would be $38.2 million at March 31, 2004.

The Trust recently completed its annual credit review with its lenders that resulted in the Trust's credit lines remaining unchanged at $620 million until the next annual credit review in April 2005. In addition, the Trust recently consolidated its five credit facilities into one syndicated credit facility. The syndication of the credit facilities did not impact the Trust's borrowing base nor did it impact other key terms of the credit facility such as security or covenants. Borrowing rates under the syndicated facility decreased slightly. ARC Resources' oil and gas properties continue to secure the debt.

Total debt outstanding, inclusive of short and long-term debt, at March 31, 2004 was $245.8 million, which includes Canadian dollar bank debt of $121.2 million, U.S. dollar bank debt of US$30.5 million (CDN$39.4 million) and US$65 million (CDN$85.2 million) of Senior Secured Notes ("Notes"). The current portion of long-term debt represents the first US$7 million (CDN$9.2 million) payment due in November 2004 on the Notes. Based on low debt levels, the repayment on the Notes will be financed by a draw on the existing credit facilities. At March 31, 2004, approximately 35 per cent of the Trust's total debt balance was locked-in at fixed interest rates averaging 6.6 per cent and the remaining 65 per cent at floating rates based upon Canadian and U.S. banker's acceptance rates plus a bank stamping fee.



18   ARC Energy Trust

March 31, 2004 net debt to total capitalization was 9 per cent and net debt to annualized cash flow approximated 0.7 times, both relatively unchanged from year-end 2003.

On April 27, 2004, the Trust completed the issuance of US$125 million of long-term secured notes via a private placement. The notes were issued in two tranches of US$62.5 million each. The first tranche of US$62.5 million has a final life of 10 years (average life of 7.5 years) and pays a semi-annual coupon of 4.62 per cent per annum. The second tranche of US$62.5 million has a final life of 12 years (average life of 10 years) and pays a semi-annual coupon of
5.10 per cent per annum. Repayments of the notes will occur in years 2009 through 2016.

Concurrent with the issuance of the notes, the Trust entered into interest rate swap transactions to effectively convert the fixed interest rate on the first US$62.5 million tranche into a floating rate in order to capitalize on historic low interest rates in the United States. The floating rate applicable to the US$62.5 million note is the three month LIBOR rate plus 38.25 basis points. As a result, the Trust has effectively issued US$125 million notes at an average rate of 3.3 per cent, with this rate increasing by one half of a percentage point for every one percentage point increase in short term U.S. interest rates.

The Trust intends to finance the remainder of the 2004 capital program with a combination of cash flow and debt.


UNITHOLDERS' EQUITY

At March 31, 2004, there were 184 million trust units issued, issuable for exchangeable shares and outstanding, a slight increase from the 182.8 million trust units issued, issuable and outstanding at December 31, 2003. The increase in the number of trust units outstanding is attributable to approximately 547,178 trust units issued pursuant to the Distribution Reinvestment Incentive Plan ("DRIP") at an average price of $14.04 per trust unit, 565,350 trust units issued pursuant to the exercise of employee rights at an average price of $9.33 per trust unit, and the conversion of exchangeable shares which resulted in the issuance of 58,705 trust units.

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions.

The Trust issued 27,000 additional rights under the Trust Unit Incentive Rights Plan ("Rights Plan") during the first quarter of 2004. There will be no issuances of rights in the future as the rights plan is to be replaced with a new Whole Trust Unit Incentive Plan in the second quarter of 2004. The existing rights plan will be in place until the remaining 4.2 million rights outstanding as of March 31, 2004 are exercised. The exercise price of the rights is adjusted downward over time by the amount, if any, that annual distributions exceed 10 per cent of the net book value of property, plant and equipment. The rights have a five-year term and vest equally over three years from the date of grant. Rights to purchase 4.2 million trust units at an average adjusted exercise price of $11.39 were outstanding at March 31, 2004. These rights have an average remaining contractual life of 3.7 years and expire at various dates to March 22, 2009. Of the rights outstanding at March 31, 2004, a total of 388,000 were exercisable at that time.



                                                             ARC Energy Trust 19

In March 2004, the Board of Directors upon recommendation of the Compensation Committee, approved a new Whole Trust Unit Incentive Plan ("LTIP") to replace the existing Trust Unit Incentive Rights Plan for new awards granted subsequent to the first quarter of 2004. The new LTIP will result in employees receiving cash compensation in relation to the value of a specified number of underlying trust units. The Trust has made provisions whereby employees may elect to have trust units purchased for them on the market rather than receiving cash upon vesting. The LTIP plan consists of Restricted Trust Units ("RTU's") for which the number of trust units is fixed and that will vest over a period of three years and Performance Trust Units ("PTU's) for which the number of trust units is variable and will vest at the end of three years. The cash compensation issued for the PTU's is dependent upon the future performance of the Trust compared to its peers based on certain key industry benchmarks. The value associated with the RTU's and PTU's will be expensed in the statement of income over the vesting period. As the value of the RTU's and PTU's is dependent upon the trust unit price, the expense recorded in the statement of income may fluctuate over time.

CASH DISTRIBUTIONS

ARC declared cash distributions of $81.2 million ($0.45 per unit), representing 75 per cent of first quarter 2004 cash flow compared to cash distributions of $59.3 million ($0.45 per unit) in the first quarter of 2003. The remaining 25 per cent of cash flow ($26.8 million) was used to fund 44 per cent of ARC's first quarter capital expenditures ($25.1 million), and make contributions, including interest, to the reclamation fund ($1.7 million). The actual amount withheld is dependent on the commodity price environment and is at the discretion of the Board of Directors. This holdback policy differs among the conventional oil and gas trusts.

Cash flow and cash distributions per unit were as follows:

----------------------------------------------------------------------------------------------------------------------
                                                                   Q1 2004                            Q1 2003
Cash flow and distributions                             $ MILLIONS         PER UNIT        $ millions         per unit
----------------------------------------------------------------------------------------------------------------------
Cash flow                                               $    108.0        $    0.59        $    102.5         $  0.78
Reclamation fund contributions, including interest            (1.7)           (0.01)             (1.2)          (0.01)
Capital expenditures funded with cash flow                   (25.1)           (0.14)            (20.1)          (0.15)
Discretionary debt repayments                                    -                -             (21.9)          (0.17)
----------------------------------------------------------------------------------------------------------------------
Other                                                            -             0.01                 -               -
CASH DISTRIBUTIONS                                      $     81.2        $    0.45        $     59.3         $  0.45
----------------------------------------------------------------------------------------------------------------------

Monthly cash distributions for the second quarter of 2004 have been set at $0.15 per trust unit subject to monthly review based on commodity price fluctuations. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time. The Trust expects to fund the 2004 cash distributions from cash flow.



20   ARC Energy Trust

CASH DISTRIBUTIONS BY CALENDAR YEAR

The following table presents cash distributions paid in each calendar period. Cash distributions for 2004 include distributions paid up to and including April 15, 2004:

-------------------------------------------------------------------------------
CALENDAR YEAR      DISTRIBUTIONS (1)    TAXABLE PORTION     RETURN OF CAPITAL
-------------------------------------------------------------------------------
YTD 2004 (2)                    0.60               0.54 (3)             0.06 (3)
2003                            1.78               1.51                 0.27
2002                            1.58               1.07                 0.51
2001                            2.41               1.64                 0.77
2000                            1.86               0.84                 1.02
1999                            1.25               0.26                 0.99
1998                            1.20               0.12                 1.08
1997                            1.40               0.31                 1.09
1996                            0.81                  -                 0.81
-------------------------------------------------------------------------------
CUMULATIVE                    $12.89              $6.29                $6.60
-------------------------------------------------------------------------------

(1)  Based on cash distributions paid in the calendar year.

(2) Based on cash distributions paid in 2004 up to and including April 15, 2004.

(3)  Based on estimated taxable portion of 2004 distributions of 90 per cent.


CASH DISTRIBUTION DATES FOR 2004

Actual and estimated cash distributions paid and announced to date for 2004 along with relevant payment dates are as follows:

---------------------------------------------------------------------------------------------------------------
                                                                 Distribution                            Total
Ex-Distribution Date            Record Date                      Payment Date                     Distribution
---------------------------------------------------------------------------------------------------------------
December 29, 2003               December 31, 2003                January 15, 2004                         0.15
January 28, 2004                January 31, 2004                 February 16, 2004                        0.15
February 25, 2004               February 29, 2004                March 15, 2004                           0.15
March 29, 2004                  March 31, 2004                   April 15, 2004                           0.15
April 28, 2004                  April 30, 2004                   May 17, 2004                             0.15
May 27, 2004                    May 31, 2004                     June 15, 2004                            0.15*
June 28, 2004                   June 30, 2004                    July 15, 2004                            0.15*
July 28, 2004                   July 31, 2004                    August 16, 2004
August 27, 2004                 August 31, 2004                  September 15, 2004
September 28, 2004              September 30, 2004               October 15, 2004
October 27, 2004                October 31, 2004                 November 15, 2004
November 26, 2004               November 30, 2004                December 15, 2004
---------------------------------------------------------------------------------------------------------------

* Estimated


TAXATION OF CASH DISTRIBUTIONS

Cash distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the trust units held. For a more detailed breakdown, please visit our website at www.arcresources.com.

For 2004, ARC estimates that cash distributions paid in the calendar year will be 90 per cent return on capital (taxable) and 10 per cent return of capital (tax deferred). The increase in the taxable portion of distributions to 90 per cent is the result of increasing commodity prices and in turn increasing cash flow of the Trust. Actual taxable amounts may differ from the estimated amount as they are dependent on commodity prices experienced throughout the year. Changes in the estimated taxable and deferred portion of the distributions will be announced quarterly.


                                                           ARC Energy Trust   21

The exchangeable shares of ARC Resources Ltd. ("ARL"), a corporate subsidiary of the Trust, may provide a more tax-effective basis for investment in the Trust. The ARL exchangeable shares are traded on the TSX under the symbol "ARX" and are convertible into trust units, at the option of the shareholder, based on the then current exchange ratio. Exchangeable shareholders are not eligible to receive monthly cash distributions, however the exchange ratio increases on a monthly basis by an amount equal to the current month's trust unit distribution multiplied by the then current exchange ratio and divided by the 10 day weighted average trading price of the trust units at the end of each month. The gain realized as a result of the monthly increase in the exchange ratio is taxed, in most circumstances, as a capital gain rather than income and is therefore subject to a lower effective tax rate. Tax on the exchangeable shares is deferred until the exchangeable share is sold or converted into a trust unit.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Following is a summary of the Trust's contractual obligations and commitments:

------------------------------------------------------------------------------------------------------------
                                                                  Payments Due By Period
------------------------------------------------------------------------------------------------------------
                                                                                                   2009 and
($ millions)                             Total         2004        2005-2006       2007-2008     thereafter
------------------------------------------------------------------------------------------------------------
Debt repayments (1)                       85.2          9.2             26.2            34.0           15.8
U.S. Note repayments (2)                 163.8            -                -               -          163.8
------------------------------------------------------------------------------------------------------------
Operating leases                          24.8          3.2              8.9             7.5            5.2
Purchase commitments                      40.2          4.8              9.8             6.5           19.1
Retention bonuses                          4.0          1.0              2.0             1.0              -
Asset retirement obligations (3)          66.9          4.1              4.7             4.3           53.8
Total contractual obligations            384.9         22.3             51.6            53.3          257.7
============================================================================================================

(1) Represents US$65 million of senior secured notes and excludes balance outstanding under the credit facility as the US$125 million proceeds received from the private placement of U.S. notes were applied to reduce all outstanding indebtedness under the credit facility subsequent to quarter end.

(2) Repayments on US$125 million notes issued subsequent to quarter end and were not outstanding as of March 31, 2004. However, due to execution of the note agreement on April 27, 2004, the repayments of the notes are a contractual obligation at the date of release of this report.

(3)  Based on estimated timing of expenditures to be made in future periods.


OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of March 31, 2004.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust's financial position or results of operations.



22   ARC Energy Trust

FINANCIAL REPORTING UPDATE

There have been several changes in the financial reporting and securities regulatory environment in 2003 and 2004 that have impacted the Trust and all public companies. Canadian securities regulators and the Canadian Institute of Chartered Accountants ("CICA") are undertaking these measures to increase investor confidence through increased transparency, consistency and comparability of financial statements and financial information. As well, the goal of these changes is to align Canadian standards more closely with those in the United States.

In the first quarter of 2004, the Trust implemented new accounting policies and complied with regulations for Hedge accounting, Transportation costs, and Continuous disclosure obligations. See "New Accounting Policies Impacting First Quarter Results" earlier in this MD&A for a detailed discussion of the impact of the new policies.

In addition to the new policies implemented in the first quarter of 2004, the following standards were implemented by the Trust in 2003. Due to the transitional provisions of these standards that required retroactive application and restatement of prior periods, previously reported financial results for the first quarter of 2003 were restated to give effect to the new standards as follows:

     ASSET RETIREMENT OBLIGATIONS - The Trust implemented this standard in 2003 in accordance with the early adoption provisions of the standard. As a result of the retroactive application, first quarter 2003 comparative numbers included in this report have been restated to reflect the impact of this standard on the first quarter 2003 financial statements, note disclosures and MD&A. Previously reported net income for the first quarter of 2003 increased by $1.1 million ($1.3 million before a future income tax expense of $0.2 million) and opening 2003 accumulated earnings increased by $12.1 million net of applicable income taxes. There was no impact on previously reported cash flow.

     STOCK BASED COMPENSATION AND OTHER STOCK BASED PAYMENTS - The Trust implemented this amended standard in 2003 in accordance with the early adoption provisions. As a result, first quarter 2003 financial results were restated to give effect to the standard as at January 1, 2003. There was no change in previously reported net income or cash flow for the first quarter of 2003 as there was no compensation expense associated with rights outstanding during the first quarter of 2003.

The following new draft standard is being monitored to assess the applicability and potential impact to the Trust in 2004 as follows:

     EXCHANGEABLE SHARE ACCOUNTING - On November 10, 2003, the CICA issued a draft EIC (D37) on "Income Trusts - Exchangeable Units". The EIC proposes that the retained interest of the exchangeable shareholders should be presented on the balance sheet as a non-controlling interest separate and distinct from unitholders equity. This draft EIC is currently under review and was not enacted in final form as of the time of publication of the Trust's unaudited interim consolidated financial statements for the first quarter of 2004.


                                                           ARC Energy Trust   23

CRITICAL ACCOUNTING ESTIMATES

The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust's financial and operating results incorporate certain estimates including:

     a) estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

     b)   estimated capital expenditures on projects that are in progress;

     c) estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future;

     d) estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates; and

     e) estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

The Trust has hired individuals and consultants who have the skill set to make such estimates and ensures individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results in order to make more informed decisions on future estimates.

The ARC management team's mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust's environmental, health and safety policies.

2004 CASH FLOW SENSITIVITY

Below is a table which illustrates sensitivities to pre-hedging cash flow with operational changes and changes to the business environment:

---------------------------------------------------------------------------------------------------------------
                                                                 IMPACT ON ANNUAL             IMPACT ON ANNUAL
                                                                     CASH FLOW                DISTRIBUTIONS (2)
                               ASSUMPTION     CHANGE              $/UNIT        %                  $/UNIT
---------------------------------------------------------------------------------------------------------------
BUSINESS ENVIRONMENT
Price per barrel of oil
(US$WTI) (1)                      $30.00       $1.00              $0.05       3.2%                 $0.04
Price per mcf of natural
   gas (CDN$AECO) (1)              $5.25       $0.10              $0.03       1.6%                 $0.02
CDN/USD exchange rate              $0.75       $0.01              $0.05       2.0%                 $0.04
Interest rate on debt               4.2%        1.0%              $0.01       1.0%                 $0.01
---------------------------------------------------------------------------------------------------------------
OPERATIONAL
Liquids production volume         27,000        1.0%              $0.01       0.5%                 $0.01
---------------------------------------------------------------------------------------------------------------
Gas production volumes           168,000        1.0%              $0.02       0.6%                 $0.01
Operating expenses per boe         $7.00        1.0%              $0.01       0.4%                 $0.01
Cash G&A expenses per boe          $1.15       10.0%              $0.01       0.7%                 $0.01
===============================================================================================================

(1)  Analysis does not include the effect of hedging.

(2)  Analysis assumes a 20 per cent holdback on distributions.


24   ARC Energy Trust

ASSESSMENT OF BUSINESS RISKS

The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with the Trust's business that can impact the financial results. See "Assessment of Business Risks" in the Trust's 2003 Annual Report MD&A for a detailed assessment.

OUTLOOK

It is the Trust's objective to provide the highest possible long-term returns to unitholders by focusing on the key strategic objectives of the business plan. This focus has resulted in ARC Energy Trust achieving excellent results from which the unitholders of the Trust have directly benefited. During the first quarter, the Trust provided unitholders with distributions of $0.45 per trust unit. To the end of the first quarter of 2004, the Trust has provided cash distributions of $12.89 per trust unit and capital appreciation of $5.64 per trust unit for a total return of $18.53 per trust unit (23.5 per cent annualized total return) for unitholders who invested in the Trust at inception.

During the first quarter of 2004 and for the remainder of the year, ARC was and will continue to be active with a robust drilling and development program on its diverse asset base. The $175 million capital expenditure budget for 2004 is the largest in the Trust's history excluding acquisitions. The Trust will prudently deploy capital with a balanced drilling program of low and moderate risk wells as it did in 2003 with a 99 per cent success rate. The Trust continues to focus on major properties with significant upside, with the objective to replace production declines with internal development opportunities.

The low debt levels provide the Trust with the financial flexibility to fund the 2004 capital expenditure program and be poised to take advantage of positive acquisition opportunities.

See "Outlook" in the Trust's 2003 Annual Report MD&A for additional discussion of the Trust's key future objectives.


ADDITIONAL INFORMATION

Additional information relating to ARC can be found on SEDAR at www.sedar.com.



                                                           ARC Energy Trust   25

QUARTERLY REVIEW

                                                    2004                         2003                               2002
                                                      Q1          Q4        Q3          Q2        Q1        Q4        Q3        Q2
----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL
($CDN thousands, except per unit amounts)
Revenue before royalties                          205,594    182,558    184,166    198,542    177,917   118,865   114,873  113,922
         Per unit (1)                                1.12       1.04       1.11       1.36       1.35      0.94      0.92     0.99
Cash flow                                         108,014     89,617     87,511    116,546    102,506    61,495    56,603   56,677
         Per unit (1)                                0.59       0.51       0.53       0.80       0.78      0.49      0.45     0.49
Net income (loss) (5)                              40,122     54,465     41,535    128,159     66,042    28,374   (2,739)   29,643
         Per unit  (5) (6)                           0.22       0.31       0.25       0.85       0.50      0.22    (0.02)     0.26
Cash distributions                                 81,215     78,603     73,890     67,495     59,340    48,060    47,644   44,684
         Per unit (2)                                0.45       0.45       0.45       0.45       0.45      0.39      0.39     0.39
Net debt outstanding (4)                          284,001    262,071    412,686    466,988    226,583   347,795   271,203  209,674
----------------------------------------------------------------------------------------------------------------------------------
Weighted average units (thousands) (3)            183,314    174,991    166,365    145,546    131,379   126,370   124,794  115,235
Units outstanding and issuable
     at period end (3)                            183,982    182,777    167,530    163,184    139,239   126,444   126,270  122,359

CAPITAL EXPENDITURES
($thousands)
Geological and geophysical                          2,320      2,846      1,171        656        998       556       619      519
Drilling and completions                           37,942     37,738     31,661     23,834     17,037    21,047    12,025   13,538
Plant and facilities                               15,956     15,512     11,917      4,831      4,204     4,265     3,115    2,944
Other capital                                         341      1,418        391      1,325        224       861       380      285
----------------------------------------------------------------------------------------------------------------------------------
Total capital expenditures                         56,559     57,515     45,140     30,646     22,463    26,729    16,139   17,286
Producing acquisitions (dispositions), net          1,574     (3,693)   (81,166)   (79,750)     3,000    61,952    46,018    9,344
Corporate acquisitions                                  -          -        258    721,332          -         -         -        -
Total capital expenditures and
    net acquisitions                               58,133     53,822   (35,768)    672,228     25,463    88,681    62,157   26,630

OPERATING
Production
         Crude oil (bbl/d)                         23,663     22,851     23,522     24,078     21,065    20,256    20,809   20,366
         Natural gas (mmcf/d)                       174.5      180.8      182.0      175.7      117.3     109.2     109.1    106.9
         Natural gas liquids (bbl/d)                4,323      4,140      4,105      4,397      3,696     3,355     3,408    3,527
         Total (boe/d 6:1)                         57,075     57,120     57,968     57,759     44,313    41,808    42,394   41,713
Average prices (7)
         Crude oil ($/bbl)                          40.41      35.21      35.33      36.62      40.92     30.00     33.57    32.10
         Natural gas ($/mcf)                         6.64       5.85       5.64       6.59       8.16      5.37      4.22     4.78
         Natural gas liquids ($/bbl)                32.30      30.14      30.92      28.83      39.99     27.49     25.23    23.38
         Oil equivalent ($/boe)                     39.58      34.74      34.53      37.78      44.61     30.90     29.45    30.01
----------------------------------------------------------------------------------------------------------------------------------

TRUST UNIT TRADING (based on intra-day trading)
Unit prices
High                                                15.74      14.87      13.88      12.84      12.34     12.74     12.98    13.44
Low                                                 13.50      13.31      12.51      11.29      10.89     11.04     11.05    11.85
Close                                               15.64      14.74      13.55      12.50      11.59     11.90     12.80    12.77
----------------------------------------------------------------------------------------------------------------------------------
Average daily volume (thousands)                      502        395        551        503        313       269       256      252

(1)  Based on weighted average trust units and exchangeable shares.

(2)  Based on number of trust units outstanding at each cash distribution date.

(3) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.

(4) Total current and long-term debt net of working capital. The 2004 net debt outstanding excludes unrealized commodity and foreign exchange contracts asset and liability, $6.6 million and $37.7 million, respectively and the deferred hedge loss and deferred commodity and foreign currency contracts, $7.5 million and $2.5 million respectively.

(5) Net income and net income per unit have been restated due to the retroactive application of the change in accounting policies relating to asset retirement obligations and stock based compensation that were implemented in 2003.

(6) Net income in the basic per trust unit calculation has been reduced by interest in the convertible debentures.

(7) Average prices have been restated to be prior to transportation costs in order to be consistent with 2004 presentation.


26   ARC Energy Trust

CONSOLIDATED BALANCE SHEET

As at March 31 and December 31 (unaudited)
($CDN thousands)                                                                2004               2003
--------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Cash                                                              $       4,391       $     12,295
     Accounts receivable                                                      56,939             68,768
     Prepaid expenses                                                         10,547             10,400
--------------------------------------------------------------------------------------------------------
     Deferred hedge loss (Note 5)                                              7,446                  -
     Commodity and foreign currency contracts (Note 5)                         6,609                  -
                                                                              85,932             91,463
Reclamation fund                                                              18,857             17,181
Property, plant and equipment                                              2,016,227          2,015,539
--------------------------------------------------------------------------------------------------------
Goodwill                                                                     157,592            157,592
Total assets                                                           $   2,278,608       $  2,281,775
========================================================================================================
LIABILITIES
Current liabilities
     Accounts payable                                                  $      82,919       $     94,152
     Cash distributions payable                                               27,163             26,980
     Current portion of long-term debt (Note 4)                                9,174              9,047
     Commodity and foreign currency contracts (Note 5)                        37,660                  -
     Deferred commodity and foreign currency contracts (Note 5)                2,470                  -
--------------------------------------------------------------------------------------------------------
                                                                             159,386            130,179
Long-term debt (Note 4)                                                      236,622            223,355
Asset retirement obligation                                                   66,893             66,657
Deferred commodity and foreign currency contracts (Note 5)                         -              4,883
Retention bonuses                                                              3,000              3,000
Future income taxes                                                          286,265            301,965
--------------------------------------------------------------------------------------------------------
Total liabilities                                                            752,166            730,039
========================================================================================================
UNITHOLDERS' EQUITY
     Unitholders' capital (Note 6)                                         1,852,103          1,838,580
     Exchangeable shares (Note 7)                                             29,087             29,656
     Contributed surplus                                                       6,316              3,471
     Accumulated earnings                                                    688,426            648,304
     Accumulated cash distributions (Note 3)                              (1,049,490)          (968,275)
--------------------------------------------------------------------------------------------------------
Total unitholders' equity                                                  1,526,442          1,551,736
Total liabilities and unitholders' equity                              $   2,278,608       $  2,281,775
========================================================================================================

See accompanying notes to consolidated financial statements.

Approval on behalf of the Board:


/s/ Mac H. Van Wielingen                    /s/ John P. Dielwart
---------------------------                 -----------------------------------
MAC H. VAN WIELINGEN                        JOHN P. DIELWART
DIRECTOR                                    DIRECTOR


                                                           ARC Energy Trust   27

CONSOLIDATED STATEMENT OF INCOME AND ACCUMULATED EARNINGS

For the three months ended March 31 (unaudited)
($CDN thousands, except per unit amounts)                                    2004                    2003
----------------------------------------------------------------------------------------------------------
                                                                                         Restated (Note 2)
REVENUE

     Oil, natural gas, natural gas liquids and sulphur sales           $  205,594           $     177,917
     Royalties                                                            (38,757)                (36,439)
----------------------------------------------------------------------------------------------------------
                                                                          166,837                 141,478
     Loss on commodity and foreign currency contracts (Note 5)            (34,747)                      -
----------------------------------------------------------------------------------------------------------
                                                                          132,090                 141,478
==========================================================================================================

EXPENSES

     Transportation (Note 1)                                           $    3,829           $       1,288
     Operating                                                             33,522                  28,959
     General and administrative                                             4,879                   4,009
     Non-cash trust unit incentive compensation (Note 8)                    2,845                       -
     Interest on long-term debt                                             2,618                   3,825
     Depletion, depreciation and accretion                                 58,612                  41,484
     Capital taxes                                                            663                     100
     (Gain) loss on foreign exchange                                          700                  (7,495)
----------------------------------------------------------------------------------------------------------
                                                                          107,668                  72,170
----------------------------------------------------------------------------------------------------------
Income before future income tax                                            24,422                  69,308
Future income tax (expense) recovery                                       15,700                  (3,266)
----------------------------------------------------------------------------------------------------------
Net income                                                                 40,122                  66,042
Accumulated earnings, beginning of period                                 648,304                 350,088
Retroactive application of change in accounting policy (Note 2)                 -                  12,085
----------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of period as restated                     648,304                 362,173
----------------------------------------------------------------------------------------------------------
Accumulated earnings, end of period                                       688,426                 428,215
==========================================================================================================

Net income per unit (Note 9)

     Basic                                                                   0.22                    0.50
     Diluted                                                                 0.22                    0.50
==========================================================================================================

See accompanying notes to consolidated financial statements.


28   ARC Energy Trust

CONSOLIDATED STATEMENT OF CASH FLOWS

For the three months ended March 31 (unaudited)
($CDN thousands)                                                                 2004                    2003
-------------------------------------------------------------------------------------------------------------
                                                                                             Restated (Note 2)

CASH FLOW FROM OPERATING ACTIVITIES

Net income                                                                 $   40,122           $      66,042
Add items not involving cash:
     Future income tax expense (recovery)                                     (15,700)                  3,266
     Depletion, depreciation and accretion                                     58,612                  41,484
     Non-cash loss on commodity and foreign currency contracts (Note 5)        21,192                    (883)
     Unrealized gain (loss) on foreign exchange                                   943                  (7,403)
     Non-cash trust unit incentive compensation (Note 8)                        2,845                       -
-------------------------------------------------------------------------------------------------------------

Cash flow before changes in non-cash working capital                          108,014                 102,506
Change in non-cash working capital                                              3,749                  (7,223)
-------------------------------------------------------------------------------------------------------------
                                                                              111,763                  95,283
-------------------------------------------------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing of long-term debt                                                    12,451                (110,418)
Issue of trust units (Note 6)                                                  12,954                 145,615
Trust unit issue costs                                                              -                  (7,438)
Cash distributions paid                                                       (81,032)                (54,943)
----------------------------------------------------------------------------------------------------------
                                                                              (55,627)                (27,184)
-------------------------------------------------------------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES

Deposit for Star acquisition                                                        -                 (40,000)
Acquisition of petroleum and natural gas properties                            (1,679)                 (2,939)
Proceeds on disposition of petroleum and natural gas properties                   105                     (61)
Capital expenditures                                                          (59,860)                (21,089)
Reclamation fund contributions and actual expenditures                         (2,606)                 (1,544)
----------------------------------------------------------------------------------------------------------
                                                                              (64,040)                (65,633)
-------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH                                                    (7,904)                  2,466
CASH, BEGINNING OF PERIOD                                                      12,295                     835
----------------------------------------------------------------------------------------------------------
CASH, END OF PERIOD                                                             4,391                   3,301
=============================================================================================================

See accompanying notes to consolidated financial statements.



                                                           ARC Energy Trust   29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004 and 2003 (unaudited)
(all tabular amounts in thousands, except per unit and volume amounts)


1.   SUMMARY OF ACCOUNTING POLICIES

     The unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual audited financial statements except as discussed below. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles ("GAAP") applicable for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited consolidated financial statements included in the Trust's 2003 annual report.

     a) HEDGE ACCOUNTING - The CICA issued Accounting Guideline 13 ("AcG - 13") "Hedging relationships", effective January 1, 2004, to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non Trading derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG - 13, or are not designated as a hedge, be recorded in the balance sheet as either as asset or a liability with the changes in fair value recognized in earnings.

         The Trust uses derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange, and interest rates. The Trust formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Trust also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

         Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

         For transactions that do not qualify for hedge accounting the Trust applies the fair value method of accounting by recording an asset or liability on the consolidated balance sheet and recognizing changes in the fair value of the instruments in the current period statement of income.

         As a result of this change in accounting policy, the Trust's net income for the quarter ended March 31, 2004, decreased by $15.4 million ($23.6 million net of a future tax recovery of $8.2 million), total assets increased by $14.1 million and total liabilities increased by $29.5 million ($37.7 million net of a future tax recovery of $8.2 million). Cash flow was not impacted by this change.

     b) TRANSPORTATION COSTS - Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100 "Generally Accepted Accounting Principles", which defines the sources of GAAP that companies must use and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the income statement. Beginning January 1, 2004, the Trust has recorded revenue gross of transportation charges and a transportation expense on the income statement. Prior periods have been reclassified for comparative purposes. This adjustment has no impact on net income per trust unit calculations, or cash flow for the Trust.


2.   RESTATEMENT OF PRIOR PERIODS DUE TO CHANGES IN ACCOUNTING POLICIES

     At December 31, 2003, the Trust adopted two new accounting policies that required restatement of prior quarters in 2003. The following explains the impact of these restatements on the Trust's previously reported Q1 2003 results.


30   ARC Energy Trust

     a) ASSET RETIREMENT OBLIGATIONS - At December 31, 2003, the Trust adopted CICA Handbook Section 3110 "Asset Retirement Obligations" in accordance with the early adoption provisions. The transitional provisions of this section required that the standard be applied retroactively with restatement of comparative periods. As a result of the retroactive application, previously reported net income for the first quarter of 2003 increased by $1.1 million ($1.3 million before a future tax expense of $0.2 million) and opening 2003 accumulated earnings increased by $12.1 million ($20.9 million before a future tax expense of $8.8 million). There was no impact on cash flow as a result of adopting this policy. Basic and diluted per trust unit calculations for the first quarter of 2003 increased by $0.01 as a result of adopting this new policy.

     b) UNIT BASED COMPENSATION - At December 31, 2003, the Trust early adopted the amendments to CICA Handbook Section 3870 "Stock based compensation and other stock based payments". Under the transitional provisions of the standard, the Trust is required to record compensation expense in the statement of income for rights issued on or after January 1, 2003. As a result of the implementation of this amended standard at year end 2003, previously reported 2003 amounts have been restated to give effect to the standard as at January 1, 2003. There was no change in previously reported net income or the per trust unit calculations for the first quarter of 2003 as there was no compensation expense associated with rights outstanding during the first quarter of 2003. There was no impact on cash flow as a result of adopting this policy.


3.   RECONCILIATION OF CASH FLOW AND DISTRIBUTIONS

                                                                                  2004                   2003
     --------------------------------------------------------------------------------------------------------
     Cash flow before changes in non-cash working capital                      108,014                102,506
     Add (deduct):
         Cash withheld to fund capital expenditures                            (25,123)               (20,243)
         Reclamation fund contributions and interest earned on fund             (1,676)                (1,129)
         Discretionary debt repayments                                               -                (21,794)
     --------------------------------------------------------------------------------------------------------
     Cash distributions                                                         81,215                 59,340
     Accumulated cash distributions, beginning of period                       968,275                688,947
     --------------------------------------------------------------------------------------------------------
     Accumulated cash distributions, end of period                           1,049,490                748,287
     ========================================================================================================
     Cash distributions per unit                                                  0.45                   0.45
     Accumulated cash distributions per unit, beginning of period                12.44                  10.64
     --------------------------------------------------------------------------------------------------------
     Accumulated cash distributions per unit, end of period 12.89 11.09
     ========================================================================================================

     Cash distributions per trust unit reflect the sum of the per trust unit amounts paid monthly to unitholders.


4.   LONG-TERM DEBT

     The Trust has US$65 million (CDN$85.2 million) of senior secured notes (the "Notes") and one syndicated credit facility that provide the Trust with a combined maximum borrowing base of $620 million as at March 31, 2004.

     The Trust recently completed its annual credit review with its lenders that resulted in the Trust's credit facilities remaining unchanged at $620 million. The lenders review the credit facilities by April 30 each year and determine whether they will extend the revolving period for another year. In the event that the revolving period is not extended, the loan balance will become repayable over a two year term period with 20 per cent of the loan balance payable in April 2006 followed by three quarterly payments of five per cent of the loan balance and a lump sum payment of 65 per cent of the loan balance at the end of the term period.

     In April 2004, the Trust consolidated its credit facilities into one syndicated facility. The syndication did not impact security or covenants under the credit facility.


                                                           ARC Energy Trust   31

5.   FINANCIAL INSTRUMENTS

     The Trust uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The Trust considers all of these transactions to be effective economic hedges, however under the new guideline for hedge accounting (AcG-13), the majority of the Trust's contracts do not qualify as effective accounting hedges.

     Following is a summary of all derivative contracts in place as at March 31, 2004:

     ---------------------------------------------------------------------------------------------------------------------------
                                                       Daily         Average Contract     Price
     Commodity Contracts                            Quantity           Prices ($) (1)     Index                             Term
     ---------------------------------------------------------------------------------------------------------------------------
     Crude oil fixed price contracts             10,000 bbls                    38.40       WTI           April 2004 - June 2004
                                                  3,000 bbls                    40.63       WTI       July 2004 - September 2004
                                                  3,000 bbls                    40.63       WTI     October 2004 - December 2004

     Crude oil fixed price contracts
     (embedded put option) (2)                   11,000 bbls             37.93 (37.29)      WTI                       April 2004
                                                 11,000 bbls             38.00 (37.29)      WTI             May 2004 - June 2004
                                                  8,000 bbls             39.00 (32.93)      WTI       July 2004 - September 2004
                                                  5,000 bbls             37.24 (31.45)      WTI     October 2004 - December 2004
                                                  4,000 bbls             37.94 (34.07)      WTI         January 2005 - June 2005

     Crude oil collared contracts
     (embedded put option) (2)                    2,000 bbls     31.45 - 36.04 (26.21)      WTI         January 2004 - June 2004
                                                  4,000 bbls     36.04 - 42.10 (30.80)      WTI       July 2004 - September 2004
                                                  2,000 bbls     31.45 - 36.04 (26.21)      WTI     October 2004 - December 2004

     Crude oil fixed price contracts
     (embedded exercise option) (3)               4,000 bbls                    37.94       WTI        July 2005 - December 2005

     Natural gas fixed price contracts              5,000 GJ                     6.25      AECO        April 2004 - October 2004
                                                10,000 mmbtu                     4.65     NYMEX        April 2004 - October 2004

     Natural gas collared contracts                15,000 GJ              5.00 - 6.63      AECO        April 2004 - October 2004

     Natural gas fixed price physical
     Delivery contract                             10,000 GJ                     6.00      AECO       April 2004 - December 2004


     --------------------------------------------------------------------------------------------------------------------
                                                              Average            Average
                                                     Monthly Contract           Contract
     Foreign Currency Contracts                       Amount (US$000)              Rate                              Term
     ---------------------------------------------------------------------------------------------------------------------
     Fixed rate foreign exchange contracts (sell)              4,272              1.3569       April 2004 - December 2004

     Fixed rate foreign exchange contracts (sell)
     (embedded put option) (2)                                 6,845      1.3418 (1.2686)      April 2004 - December 2004
     ---------------------------------------------------------------------------------------------------------------------

(1) Commodity contracts denominated in US$ have been converted to CDN$ at the period end exchange rate of 1.3105.

(2) Counterparty may exercise a put option if index falls below the specified price (as denoted in brackets) on a monthly settlement basis.

(3) Swaption: Counterparty can exercise their option on June 30, 2005 for a fixed price swap at US$28.95 for the period July through December 2005.

     The $2.5 million balance for commodity and foreign currency contracts on the consolidated balance sheet relates to a natural gas fixed price derivative contract that was assumed in conjunction with the acquisition of Startech Energy Inc. The contract has a daily quantity of 4,000 GJ at a contract price of $2.71/GJ based on the AECO monthly price index. The remaining contract term is April 2004 to October 2004.

     The Trust has a fixed price electricity contract for 5MW/h at a fixed rate of $63.00 per MW/h for the period of April 2004 to December 2010.


32   ARC Energy Trust

     The Trust has designated its fixed price electricity contract as an effective accounting hedge as at January 1, 2004. A loss of $0.2 million on the electricity contract has been included in operating costs in the period. The fair value of the electricity contract of $3.9 million loss has not been recorded on the balance sheet at March 31, 2004.

     None of the Trust's commodity and foreign currency contracts have been designated as accounting hedges. Accordingly, all commodity and foreign currency contracts have been accounted for based on the fair values.

     The following table reconciles the movement in the fair value of the Trust's financial commodity and foreign currency contracts that have not been designated as accounting hedges:

     ----------------------------------------------------------------------------------
     Fair value at January 1, 2004(1)                                          (14,575)
     Change in fair value of contracts in the period                           (30,032)
     Realized losses in the period                                              13,556
     ----------------------------------------------------------------------------------
     Fair value at March 31, 2004 (1)                                          (31,051)
     ==================================================================================

     Commodity and foreign currency contracts liability at March 31, 2004      (37,660)
     Commodity and foreign currency contracts asset at March 31, 2004            6,609
     ==================================================================================

     (1) Excludes the electricity contract that was accounted for as an accounting hedge.

     Upon implementation of the new hedge accounting guideline on January 1, 2004, the Trust recorded a liability and corresponding deferred hedge loss of $14.6 million for the fair value of the contracts at that time. The opening deferred hedge loss is being amortized to income over the terms of the contracts in place at January 1, 2004. In the first quarter, $7.1 million of the opening deferred hedge loss was recorded as an expense. The remaining $7.5 million will be expensed to earnings over the remainder of 2004. At March 31, 2004, the fair value of the contracts which were not designated as accounting hedges was $31.1 million.

     The Trust recorded a loss on commodity and foreign currency contracts of $34.7 million in the statement of income. This amount includes the realized and unrealized gains and losses on derivative contracts which do not qualify as effective accounting hedges. Included in this amount is unrealized loss of $16.5 million due to the change in fair value of the contracts in the period. Realized cash losses on contracts in the period of $13.6 million and amortization expense of $7.1 million of the opening deferred hedge loss have been included in this amount. In addition, this amount includes a non-cash amortization gain of $2.4 million relating to contracts that were previously recorded on the balance sheet.


6.   UNITHOLDERS' CAPITAL

-------------------------------------------------------------------------------------------------------------------
                                                                              Number of
     TRUST UNITS                                                            Trust Units                      $
-------------------------------------------------------------------------------------------------------------------
     Balance, beginning of period                                               179,780              1,838,580
     Issued on conversion of ARL exchangeable shares (Note 7)                        59                    569
     Issued on exercise of employee rights (Note 8)                                 565                  5,274
     Distribution reinvestment program                                              547                  7,680
-------------------------------------------------------------------------------------------------------------------
     Balance, end of period                                                     180,951              1,852,103
===================================================================================================================



                                                           ARC Energy Trust   33

7.   EXCHANGEABLE SHARES

     -------------------------------------------------------------------------
                                                   Number of
     ARL EXCHANGEABLE SHARES                          Shares               $
     -------------------------------------------------------------------------
     Balance, beginning of period                      2,011          29,656
     Exchanged for trust units (1)                       (39)           (569)
     -------------------------------------------------------------------------
     Balance, end of period                            1,972          29,087
     Exchange ratio, end of period                   1.53618               -
     -------------------------------------------------------------------------
     Trust units issuable upon conversion              3,029          29,087
     =========================================================================

     (1) During the quarter 38,610 exchangeable shares were converted to trust units at an average exchange ratio of 1.5205.


8.   UNIT BASED COMPENSATION PLAN

--------------------------------------------------------------------------------
                                                  Number of    Weighted Average
                                                     Rights      Exercise Price
--------------------------------------------------------------------------------
     Balance, beginning of period                     4,869         $     11.29
     Granted                                             27               15.64
     Exercised                                         (565)               9.33
     Cancelled                                          (99)              11.62
--------------------------------------------------------------------------------
     Balance before reduction of exercise price       4,232               11.57
     Reduction of exercise price                          -               (0.18)
--------------------------------------------------------------------------------
     Balance, end of period                           4,232         $     11.39
================================================================================

     The Trust recorded compensation expense and contributed surplus of $2.9 million, based on the March 31, 2004 unit price of $15.64, for three million rights issued on or after January 1, 2003. This compensation amount was reduced by $0.01 million for rights issued on or after January 1, 2003 that were subsequently cancelled prior to vesting. None of the rights included in the compensation expense have been exercised by March 31, 2004 and therefore no reduction of contributed surplus has been recorded.

     For rights granted in 2002, the Trust has disclosed proforma results as if the amended accounting standard had been applied retroactively.

     ---------------------------------------------------------------------------------------------------
     PRO FORMA RESULTS                                                             2004              2003
     ---------------------------------------------------------------------------------------------------
     Net income as reported                                                      40,122            66,042
     Less:  compensation expense for rights issued in 2002 (1)                    1,070                 -
     ---------------------------------------------------------------------------------------------------
     Pro forma net income                                                        39,052            66,042
     Basic net income per trust unit
         As reported                                                         $     0.22         $    0.50
         Pro forma                                                                 0.21              0.50
     ---------------------------------------------------------------------------------------------------
     Diluted net income per trust unit
         As reported                                                         $     0.22         $    0.50
         Pro forma                                                                 0.21              0.50
     ---------------------------------------------------------------------------------------------------

     (1) No compensation expense has been recorded for 2003 as the adjusted exercise price of the rights exceeded the market price of the trust units.

9.   NET INCOME PER TRUST UNIT

     Net income per trust unit has been determined based on the following:
     ---------------------------------------------------------------------------------------------------------
                                                                                   2004                   2003
     ---------------------------------------------------------------------------------------------------------
     Weighted average trust units                                               180,285                128,328
     Trust units issuable on conversion of exchangeable shares                    3,029                  3,051
     ---------------------------------------------------------------------------------------------------------
     Weighted average trust units and exchangeable shares                       183,314                131,379
     Dilutive impact of rights                                                    1,682                    384
     ---------------------------------------------------------------------------------------------------------
     Dilutive trust units and exchangeable shares                               184,996                131,763
     =========================================================================================================


34   ARC Energy Trust

10.  INCOME TAXES

     During the first quarter of 2004, the Alberta government enacted a reduction in corporate income tax rates. Effective April 1, 2004 the provincial corporate income tax rate decreased to 11.5 per cent from 12.5 per cent. As a result of this reduction, the Trust's income tax rate applied to temporary differences decreased to approximately 34.5 per cent compared to approximately 35 per cent as at December 31, 2003.

     The future income tax recovery of $15.7 million in the second quarter consisted of a recovery of $3.2 million attributed to the reduction in future income tax rates and an $8.2 million recovery due to a net liability for financial commodity and foreign currency contracts of $23.6 million under new hedge accounting standards.

11.  SUBSEQUENT EVENT

     Subsequent to quarter end, on April 27, 2004, the Trust completed the issuance of US$125 million of long term secured notes ("U.S. Notes") by means of a private placement. The U.S. Notes were issued in two tranches of US$62.5 million each. The first tranche of US$62.5 million has a final life of ten years (average life of 7.5 years) and pays a semi-annual coupon of
     4.6 per cent per annum. The second tranche of US$62.5 million has a final life of 12 years (average life of 10 years) and pays a semi-annual coupon of 5.1 per cent per annum. Repayments of the notes will occur in years 2009 through 2016.

     Concurrent with the issuance of the notes, the Trust entered into interest rate swap transactions to effectively convert the fixed interest rate on the first tranche into a floating rate. The floating rate applicable to the U.S. $62.5 million U.S. Notes is the U.S. LIBOR rate plus 38.25 basis points.


ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $3.0 billion. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust units trade on the TSX under the symbol AET.UN and its exchangeable shares trade under the symbol ARX.


ARC RESOURCES LTD.


/s/ John P. Dielwart
----------------------------
John P. Dielwart,
President and Chief Executive Officer


                        For further information contact:
                 Investor Relations, E-mail: ir@arcresources.com
     Telephone: (403) 503-8600 Fax: (403) 509-6417 Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                2100, 440 - 2nd Avenue S.W., Calgary, AB T2P 5E9





                                                           ARC Energy Trust   35